Exhibit 99.2

Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Fulbright Canada llp
June 24, 2025	Royal Bank Plaza, South Tower, Suite 3800 200 Bay Street, P.O. Box 84 Toronto, Ontario M5J 2Z4 CANADA
By EDGAR
F: +1 416.216.3930 nortonrosefulbright.com
TELUS Corporation 510 West Georgia Street Vancouver, British Columbia V6B 0M3

Dear Sirs/Mesdames:

TELUS Corporation Prospectus Supplement dated June 24, 2025 (the “Prospectus Supplement”)

We refer you to the Prospectus Supplement dated June 24, 2025 to the short form base shelf prospectus of TELUS Corporation dated August 2, 2024, forming part of the Registration Statement on Form F-10 (Registration No. 333-281233) filed by TELUS Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our name under the headings “Enforceability of Judgments” and “Legal Matters” and to the reference to and use of our opinions under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.